UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-6695
A. Full title of the plan and the address of the plan, if different from that of issuer named below:
JO-ANN STORES, INC. 401(K) SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
JO-ANN STORES, INC.
5555 Darrow Road
Hudson, OH 44236

Jo-Ann Stores, Inc. 401(k) Savings Plan
Form 11-K Index
December 31, 2008 and 2007

Page Numbers

Report of Independent Registered Public Accounting Firm	1

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	4

Notes to Financial Statements	5

Supplemental Schedule as of December 31, 2008:

Schedule I

Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	11

Exhibit 23.1
Exhibit 23.2

Report of Independent Registered Public Accounting Firm
To the Advisory Committee of the Jo-Ann Stores, Inc. 401(k) Savings Plan:
We have audited the accompanying statement of net assets available for benefits of Jo-Ann Stores, Inc. 401(k) Savings Plan as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Cleveland, Ohio
June 16, 2009

Report of Independent Registered Public Accounting Firm
To the Advisory Committee of the Jo-Ann Stores, Inc.
401(k) Savings Plan
We have audited the accompanying statement of net assets available for benefits of the Jo-Ann Stores, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2007. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
/s/ GRANT THORNTON LLP
Cleveland, Ohio
June 30, 2008

Jo-Ann Stores, Inc. 401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
As of December 31, 2008 and 2007

	2008	2007

Investments, at fair value:	$53,395,727	$62,308,508

Receivables:
Employer contribution	398	70,182
Participant contribution	1,072	206,480

Total receivables	1,470	276,662

Net assets reflecting investments at fair value	53,397,197	62,585,170
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	133,939	(61,310)

NET ASSETS AVAILABLE FOR BENEFITS	$53,531,136	$62,523,860

The accompanying notes to the financial statements are an integral part of these statements.

Jo-Ann Stores, Inc. 401 (k) Savings Plan
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Year Ended December 31, 2008

Increases:
Interest and dividends	$1,988,987
Employee contributions	5,655,865
Employer contributions	1,818,083
Rollover contributions	262,582

Total increases	9,725,517

Decreases:
Distributions	4,656,775
Net depreciation in fair value of investments	13,887,589
Administrative expenses	173,683
Other	194

Total decreases	18,718,241

NET DECREASE FOR THE YEAR	(8,992,724)

Net assets — beginning of year	62,523,860

Net assets — end of year	$53,531,136

The accompanying notes to the financial statements are an integral part of this statement.

Jo-Ann Stores, Inc. 401(k) Savings Plan
NOTES TO FINANCIAL STATEMENTS
December 31, 2008 and 2007
1. SUMMARY OF PLAN
The Jo-Ann Stores, Inc. 401(k) Savings Plan (the “Plan”) was originally adopted as of September 1, 1974, and has been amended on occasion in order to, among other things, maintain compliance with the requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a) Eligibility
The Plan, as amended, covers all active employees of Jo-Ann Stores, Inc. (the “Company”) and its wholly owned subsidiaries who have completed at least 90 days of service, and are not members of a recognized collective bargaining organization. A contributing participant becomes eligible for employer matching contributions after completing 90 days of service.
(b) Deferred Income Contributions
Plan participants may elect to defer up to 25 percent of their compensation, subject to an annual limitation under the Internal Revenue Code (“Code”), and such amounts will be contributed to the Plan by the Company as deferred income contributions. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, subject to statutory limitations. Participants may also contribute amounts representing distributions from other qualified plans.
(c) Employer Matching Contributions
The Company will contribute to the Plan as a matching contribution, subject to the forfeiture provision outlined below, an adjustable percentage of the deferred income contributions made by participants (up to a six percent employee deferred income contribution), as well as such additional amounts as the Board of Directors may determine. These contributions are allocated among eligible participants in proportion to the deferred income contributions made on their behalf for such period and credited to their separate accounts.
The Company’s matching contribution is currently 50% of the first 6% contributed by participants. The match is in the form of cash and is invested at the direction of the participant. Any discretionary contributions are invested at the direction of the participant. The Company did not make any discretionary contributions during 2008 and 2007, respectively.
Company contributions are funded only to the extent that they exceed cumulative forfeitures of participants terminated from the Plan. Forfeitures in the amount of $71,119 and $138,325 were utilized to reduce Company contributions during 2008 and 2007, respectively. The amounts of unutilized forfeitures as of December 31, 2008 and 2007 were $135,044 and $104,947, respectively. The unutilized forfeitures as of December 31, 2008 will be used to reduce Company contributions during 2009.

(d) Investment of Employee Contributions
Under the Plan, each participant selects the manner in which deferred income contributions to their account are to be invested. There is risk of loss with each investment option, although the degree varies by the nature of the investment. None of the investment options provide for any guarantee against loss. Participants should refer to the Plan document for a more complete description of the Plan’s investment options. Contributions are invested in 1% increments, up to 100%, in the investment options. Participants may change their investment election with respect to future contributions on a daily basis.
(e) Vesting Requirements
Participants’ deferred income contributions, together with earnings thereon, vest immediately. All Company contributions, plus earnings thereon, vest ratably over a four-year period as follows:

Vested
Years of Service	Percentage
Less than one	0%
1	0%
2	33%
3	67%
4	100%
A participant’s entire interest in the Plan becomes fully vested upon his or her death while employed, attainment of age 65 or permanent and total disability.
(f) Benefit Payments
Upon termination of service, a participant receives a lump-sum amount equal to the vested portion of his or her account, as defined by the Plan.
Prior to termination of employment or age 59 1/2, contributions may only be withdrawn in the event of financial hardship as defined by the Code.
(g) Participant Loans
Participants may borrow against their vested balances pursuant to the loan provision of the Plan. The maximum loan amount available to a participant is 50% of their vested account balance, but not to exceed $50,000. The maximum term of a loan is five years, which may be exceeded if the loan is for the purchase of a dwelling that will be the participant’s primary residence. Participant loans are repaid through payroll deductions with the interest rate fixed at the prime rate plus one percent at the time of the inception of the loan. Interest rates on participant loans ranged from 4.25% to 9.25% at December 31, 2008 and from 5.0% to 9.25% at December 31, 2007. Participant loans outstanding were $1,294,634 and $1,142,700 at December 31, 2008 and 2007, respectively. Interest income on participant loans was $97,775 for the Plan year ended December 31, 2008.
(h) Fees and Expenses
Generally, costs incidental to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. Other costs and expenses incurred in administering the Plan, including fees of the asset custodian, are generally paid by the Plan with the exception of an annual $50 participant fee, which is paid by the participant. Effective January 1, 2009, the Company will pay the annual participant fee. At the discretion of the Company, certain Plan expenses, such as audit fees and database access fees, are paid by the Company. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

(i) Plan Termination
Although it has not expressed any intent to do so, the Company, with the approval of the Board of Directors, has the right to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
2. SIGNIFICANT ACCOUNTING POLICIES
(a) Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.
(b) Valuation of Investments
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. Effective January 1, 2008, the Plan adopted SFAS 157. Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.
SFAS 157 describes three levels of inputs that may be used to measure fair value:
Level 1 — Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2 — Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability,
•	Inputs that are derived from or corroborated by observable market data by correlation or other means
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3 — Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value, including the general classification of such assets pursuant to the valuation hierarchy.
The Plan’s investments are stated at fair value. Shares of common stock and mutual funds are valued based on quoted active market prices and are classified within level 1 of the valuation hierarchy. The common/collective trust (the Vanguard Retirement Savings Trust (the “Trust”), which is not traded in an active market, is valued at the unit value of the fund which is based on the fair value of the underlying investments and is classified within level 2 of the valuation hierarchy. The fair value of the Trust is then adjusted to contract value in the adjustment from fair value to contract value for fully benefit-responsive investment contracts.
Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

The Trust is a tax-exempt collective trust with an investment strategy that primarily invests in investment contracts issued by insurance companies, banks or other financial institutions, including investment contracts backed by high-quality fixed income securities. The investment objective is to diversify its assets among high credit-quality investments and investment contracts which are structured to smooth market gains and losses over time. The Trust’s investment policy is to invest in a combination of synthetic contracts backed primarily by Vanguard bond funds, traditional investment contracts backed by major insurance providers and bank contracts. The Trust’s credit guidelines require that traditional investment contracts be rated at least AA. The Trust will maintain an average maturity between 2-3 years.
Loans to participants are stated at their outstanding balance which approximates fair value and are classified within level 3 of the valuation hierarchy.
Assets at Fair Value as of December 31, 2008

	Level 1	Level 2	Level 3	Total
Mutual Funds	$32,138,979			$32,138,979
Common Stocks	9,850,799			9,850,799
Common Collective Trust		$10,111,315		10,111,315
Participant Loans			$1,294,634	1,294,634

Total assets at fair value	$41,989,778	$10,111,315	$1,294,634	$53,395,727

The table below is a summary of changes in the fair value of the Plan’s level 3 investment assets for the year ended December 31, 2008:

Unrealized
gains/
(losses)
			relating to	Purchases,
			instruments	sales,	Transfers
	Balance,	Realized	still held at	issuances and	In or Out
	beginning	gains/	the reporting	settlements,	of Level 3,	Balance,
	of year	(losses)	date	net	Net	end of year
Participant Loans	$1,142,700			$151,934		$1,294,634

Total assets at fair value	$1,142,700			$151,934		$1,294,634

Purchases and sales of securities are reflected on a trade-date basis. Dividends are recorded on the ex-dividend date.
In accordance with the policy of stating investments at fair value, changes in unrealized appreciation or depreciation are reflected in the statements of changes in net assets available for benefits.
(c) Payment of Benefits
Benefits are recorded when paid.
(d) Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.
3. TAX STATUS
The underlying non-standardized prototype Plan has received an opinion letter from the Internal Revenue Service (“IRS”) dated August 22, 2001 stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedures 2007-6 and 2005-16, the Plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype Plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.
4. INVESTMENTS
The following investments of the Plan exceed 5% of the Plan’s net assets available for benefits at either December 31, 2008 or 2007.

	2008	2007
PIMCO Total Return Fund	$5,494,374	$4,381,422
TCW Galileo Select Equities Fund (1)	—	5,336,562
Vanguard 500 Index Fund	7,319,539	11,205,034
Vanguard Retirement Savings Trust	10,111,315	8,102,870
American Funds Euro Pacific Growth Fund	3,081,964	4,939,850
Jo-Ann Stores Company Stock	9,850,799	9,325,070
Vanguard Target Retirement 2015 Fund	2,353,727	3,158,051
Vanguard Target Retirement 2025 Fund	2,616,318	3,155,269
Mainstay Large Cap Growth Fund (1)	3,174,542	—

(1)
The TCW Galileo Select Equities Fund was replaced by the Mainstay Large Cap Growth Fund as an investment option in September 2008. Funds from the TCW Galileo Select Equities Fund were transferred to the Mainstay Large Cap Growth Fund on September 2, 2008. No future contributions will be made to the TCW Galileo Select Equities Fund, but will be directed to the Mainstay Large Cap Growth Fund or other investment funds as designated by the participant.

Net depreciation for mutual funds was $15,832,071 and net appreciation for Company Stock was $1,944,482 for the Plan year ended December 31, 2008.

5. RELATED PARTY TRANSACTIONS
Certain Plan investments are shares of a common/collective trust fund and mutual funds managed by The Vanguard Group. The Vanguard Group is the asset custodian of the Plan and, therefore, these transactions qualify as party-in-interest transactions.
6. CONCENTRATIONS OF CREDIT RISK
The Plan has investments in Jo-Ann Stores Company Common Stock of $9,850,799 or 18.4% of net assets as of December 31, 2008. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule I
Jo-Ann Stores, Inc. 401(k) Savings Plan

EIN: 34-0720629
Plan Number: 001
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
 December 31, 2008

	Identity of Issue	Description of Investment	Current Value

*	American Funds EuroPacific R-4	Mutual Fund	$3,081,964
*	ICM Small Company Portfolio	Mutual Fund	1,716,384
*	MainStay Large Cap Growth	Mutual Fund	3,174,542
*	PIMCO Total Return Fd, Admin	Mutual Fund	5,494,374
*	Vanguard 500 Index Inv	Mutual Fund	7,319,539
*	Vanguard Explorer Fund Inv	Mutual Fund	1,824,314
*	Vanguard Target Retirement 2005	Mutual Fund	122,010
*	Vanguard Target Retirement 2010	Mutual Fund	18,517
*	Vanguard Target Retirement 2015	Mutual Fund	2,353,727
*	Vanguard Target Retirement 2020	Mutual Fund	95,277
*	Vanguard Target Retirement 2025	Mutual Fund	2,616,318
*	Vanguard Target Retirement 2030	Mutual Fund	11,382
*	Vanguard Target Retirement 2035	Mutual Fund	1,387,037
*	Vanguard Target Retirement 2040	Mutual Fund	28,662
*	Vanguard Target Retirement 2045	Mutual Fund	559,493
*	Vanguard Target Retirement 2050	Mutual Fund	10,498
*	Vanguard Target Retirement Income Fund	Mutual Fund	429,754
*	Vanguard Windsor II Fund Inv	Mutual Fund	1,895,187
*	Vanguard Retirement Savings Trust	Common/Collective Fund	10,111,315
*	Jo-Ann Stores Company Stock	Common Stock	9,850,799
*	Loan Fund	4.25% – 9.25%	1,294,634

	Total Investments		$53,395,727

*	Represents party-in-interest

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Jo-Ann Stores, Inc. 401(k) Savings Plan Advisory Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Jo-Ann Stores, Inc. 401(k) Savings Plan

By: Jo-Ann Stores, Inc. 401(k) Savings Plan Advisory Committee

/s/ Scott Roubic Vice President, Treasurer of Jo-Ann Stores, Inc. and Member of the Advisory Committee	June 19, 2009

JO-ANN STORES, INC. 401(K) SAVINGS PLAN
Index to Exhibits

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm